UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2024 (Report No. 2)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Private Placement Financing Transaction

On December 4, 2024, NLS Pharmaceutics Ltd, or the Company, entered into a securities purchase agreement, or the Securities Purchase Agreement, with a certain accredited investor. Pursuant to the terms of the Securities Purchase Agreement, the Company agreed to issue and sell to the investor, in a private placement offering, or the Offering, up to 322,580 common shares only, par value CHF 0.80 per share, or the Common Shares, at a purchase price of $3.10 per Common Share for aggregate gross proceeds of up to $1 million, subject to shareholder approval, or the Shareholder Approval. The initial closing of the Offering in the amount of $500,000 is expected to occur on or before January 10, 2025, and the subsequent closing of $500,000 may occur, at the election of the investor, within 15 days following the Company meeting certain conditions, including the receipt of Shareholder Approval and the Common Shares trading for at least ten consecutive trading days above the purchase price of $3.10, which corresponds to an approximate 15% premium.

The Company has also agreed that (i) on or before January 15, 2025, or sooner contemporaneously with the Shareholder Approval, the Company will take all steps necessary to obtain all approvals, including shareholder approval, necessary to reduce the par value of its Common Shares to the minimum permissible par value which shall not be greater than CHF 0.03 per Common Share; (ii) at or before January 9, 2025, the Company will authorize and reserve sufficient Common Shares to satisfy the anti-dilution and ratchet rights of the Purchaser under the prior securities purchase agreement dated October 9, 2024, or the October SPA, after giving effect to the conversion price reduction of the preferred shares as a result of the Dilutive Issuances (as defined in the October SPA) caused by the Company entering into Securities Purchase Agreement; and (iii) in addition to the Company’s obligations pursuant to the October SPA, including with respect to section 2.4 thereof, and its continuing obligation to authorize 10,000,000 preferred shares and underlying Common Shares, the Company will also obtain shareholder approval to authorize and thereafter reserve 10,000,000 Common Shares for the purpose of allowing the Purchaser to elect to receive preferred shares or immediately receive Common Shares upon each exercise its rights under such section 2.4.

The Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the investor and customary indemnification rights and obligations of the parties. The Offering is expected to result in gross proceeds to the Company of up to $1 million. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

In addition, the Company has agreed to register the Common Shares subject to the terms of the previously executed registration rights agreement dated October 9, 2024, or the Registration Rights Agreement, such that the Common Shares must be registered within 30 days of the closings. The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

The securities are being offered pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder. The securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, once issued, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This report shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summary of the Securities Purchase Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Securities Purchase Agreement and Registration Rights Agreement which are attached as Exhibits 99.1 and 99.2 to this Report on Form 6-K and is incorporated herein by reference.

Press Release

On December 4, 2024, the Company issued a press release titled: “NLS Pharmaceutics Ltd. Announces Pricing of Private Placement of up to $1 Million at an Approximate 15% Premium to the Market.” A copy of this press release is furnished herewith as Exhibit 99.3.

Safe Harbor Statement

This Report of Foreign Private Issuer on Form 6-K contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws, including statements related to the timing and completion of the Offering, the satisfaction of customary closing conditions related to the Offering and the intended use of proceeds therefrom. For example, the Company is using forward-looking statements when discussing the subsequent closing of the Offering. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-282788, 333-262489, 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Document Description
99.1	Form of Securities Purchase Agreement, dated December 4, 2024 by and between NLS Pharmaceutics and the certain purchaser thereto.
99.2	Form of Registration Rights Agreement (equity) (filed as Exhibit 99.6 to Form 6-K (File No. 001-39957) filed on October 11, 2024).
99.3	Press release titled: “NLS Pharmaceutics Ltd. Announces Pricing of Private Placement of up to $1 Million at an Approximate 15% Premium to the Market.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: December 4, 2024	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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